 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 08, 2016

Commission File Number 001-14978
SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
---                         ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

8 August 2016

Smith & Nephew plc (the "Company")
Transaction in Own Shares

The Company today purchased 300,000 of its Ordinary Shares of US 20¢ each through Merrill Lynch International, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 14 April 2016. These shares have been purchased as part of the $300 million buy-back programme, the purpose for which is to reduce the Company's share capital, as announced earlier today. Details of the relevant purchase transactions are set out below:

Description of Shares:	Smith & Nephew Ordinary Shares of US 20¢ each
Number of Shares repurchased:	300,000
Average price paid per Share:	1,262.2229p
Highest price paid per Share:	1,267p
Lowest price paid per Share:	1,257p
Date of transaction:	08 August 2016
Broker:	Merrill Lynch International

The Company intends to hold these shares in Treasury.
Following the purchase of these shares, the Company holds 17,884,911 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 895,445,090 Ordinary Shares of US20¢ each (excluding treasury shares). This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.
These purchases were made by Merrill Lynch International on behalf of the Company and a full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5966G_-2016-8-8.pdf
This announcement is made in accordance with the requirements of LR 12.4.6.

Elaine Richardson
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                                                                                                                                                                                                                                                     Smith & Nephew Plc
                                                                                                                                                                                                                                                                                                                       (Registrant)

Date: August 08, 2016

                                                                                                                                                                                                                                                                                                                                         By: /s/ Susan Swabey
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                                                                                                                                                                                                                                                                                                                             Susan Swabey
                                                                                                                                                                                                                                                                                                                                     Company Secretary